April 4, 2006
Mr. David R. Humphrey
Mail Stop 3561
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:	Arkansas Best Corporation Form 10-K for Fiscal Year Ended December 31, 2005 Filed February 24, 2006 File No. 0-19969
Dear Mr. Humphrey:
The following information is provided in response to the March 17, 2006 letter we received from you regarding the above-referenced matter.
Exhibit 13: Annual Report to Stockholders for the Year Ended December 31, 2005
Selected Financial Data, page 28
Comment:
1.	Reference is made to footnote (1) and your classification of the ‘pre-tax gain of $15.4 million from the sale of properties to G.I. Trucking Company’ included in the 2005 line of “Other income (expense)-net.” In accordance with the guidance in paragraph 45 of SFAS No. 144 as well as footnote 68 in Staff Accounting Bulletin No. 104 (Topic 13), you should classify gains (as well as losses) from the sale of assets within “Operating Income” in your consolidated statements of earnings. As such, it appears this pre-tax gain of $15.4 million, as well as the line items ‘gain on sale’ for Wingfoot, G.I. Trucking Company, and Clipper LTL should be classified within Operating Income. Please make these revisions beginning with your first quarter of Fiscal 2006 Form 10-Q or advise. Note B to your audited financial statements, Accounting Policies — Impairment Assessment of Long-Lived Assets, should be revised to indicate all gains and losses on property are classified within operating income.
Response:
1.	Management of the Company understands the reference to SFAS No. 144 and Footnote 68 in Staff Accounting Bulletin No. 104 (Topic 13) and their applicability to the items noted. The Company’s gains and losses on sales of real estate and subsidiaries are not a part of the Company’s routine operating results. The Company is not in the business of selling real estate and/or subsidiaries. The Company presented these transactions below the operating income line, in non-operating income, where it is the Company’s belief they are more transparent to shareholders. However, these items will be reflected in

April 4, 2006
Mr. David R. Humphrey
Securities and Exchange Commission
operating income in future filings beginning with the Company’s first quarter of 2006 Form 10-Q filing. In addition, the Company will revise its accounting policies described in Note B to reflect this change.
Management’s Discussion and Analysis
Critical Accounting Policies, page 29
Nonunion Pension Expense
Comment:
2.	Please expand the narrative to discuss how the discount rate for the projected benefit obligation was determined. For guidance, we refer you to EITF Topic No. D-36.
Response:
2.	The Company disclosed this information in a footnote to its 2005 Consolidated Financial Statements at Note L. Note L begins on Page 69. This specific disclosure has been included on Page 72. The Company will include the discussion of how the non-union pension plan discount rate was determined in its Critical Accounting Policies in future filings with the SEC.
Contractual Obligations, page 32
Comment:
3.	To the extent you are required to or are planning to fund pensions or other postemployment benefits, particularly within the next year, the table should include that information.
Response:
3.	The Company disclosed this information in a narrative form in the Liquidity and Capital Resources section of its 2005 Form 10-K on Page 32. The Company will reflect required or planned funding of its non-union pension plan or other postemployment benefits in the table of contractual obligations in future filings with the SEC.
2004 Compared to 2003, page 41
Comment:
4.	See the table reconciliation of non-GAAP net income and diluted earnings per share. Please delete this table reconciliation as it does not comply with FR-65. You may, however, present the various reconciling items in a table and discuss each item in a narrative footnote to the table, including the impact on diluted earnings per share. However, the table should exclude any total that results in ‘net income, excluding above items’ or ‘diluted earnings per share, excluding above items’ which are non-GAAP measures.

April 4, 2006
Mr. David R. Humphrey
Securities and Exchange Commission
Response:
4.	The Company has reviewed FR-65 and believes that the presentation of this table to be in compliance with FR-65. In that connection, please note that this presentation issue does not apply to the Company’s two most recent completed fiscal years, 2005 and 2004, since the reconciled items only affected the 2003 fiscal year.
FR-65, paragraph II.A.2.a. provides a definition of Non-GAAP Financial Measures. The definition is as follows:
“For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that:
•	excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or

•	includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.”
The following is the discussion of the definition of non-GAAP measures at paragraph II.A.2.b.:
“We do intend that the definition of non-GAAP financial measure capture all measures that have the effect of depicting either:

•	a measure of performance that is different from that presented in the financial statements, such as income or loss before taxes or net income or loss, as calculated in accordance with GAAP; or

•	a measure of liquidity that is different from cash flow or cash flow from operations computed in accordance with GAAP.

An example of a non-GAAP financial measure would be a measure of operating income that excludes one or more expense or revenue items that are identified as non-recurring.”

April 4, 2006
Mr. David R. Humphrey
Securities and Exchange Commission
At FR-65, paragraph II.A.3, Requirements of Regulation G, the following language is present:
“Regulation G contains a general disclosure requirement and a specific disclosure requirement of a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure.”
At paragraph FR-65, paragraph II.A.3.b includes the following language:
“Whenever a company that is subject to Regulation G, or a person acting on its behalf, publicly discloses any material information that includes a non-GAAP financial measure, Regulation G requires the registrant to provide the following information as part of the disclosure or release of the non-GAAP financial measure:

•	a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP; and

•	a reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historic measures and quantitative, to the extent available without unreasonable efforts, for prospective measures, of the differences between the non-GAAP financial measure presented and the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.
We found this issue to be addressed further in the SEC’s Frequently asked Questions Regarding the Use of Non-GAAP Financial Measures, in the Answer to question No. 11.
“While those same concerns continue to be present, the new Item recognizes, consistent with the view of many commenters regarding the proposal, that certain non-GAAP per share measures may be meaningful from an operating viewpoint. However, the disclosure that explains how these measures are used by management and in what way they provide meaningful information to investors (as the per share measure would not depict the amount that accrues directly to the shareholders’ benefit) is critical to addressing these concerns. Also critical is a reconciliation of the measure to the GAAP financial measure of earnings per share.”
The Company presented a reconciliation of GAAP income and earnings per share for 2003, the only year impacted by the reconciliation, to non-GAAP measures of net income and earnings per share for 2003. These non-GAAP measures appear to meet the definition of a non-GAAP measure as reflected in paragraph II.A.2.a. The Company has disclosed the reason the non-GAAP measures were presented, in a narrative description above the table. The reconciling items are non-recurring in nature in that they did not

April 4, 2006
Mr. David R. Humphrey
Securities and Exchange Commission
occur in the two years prior or the two years after 2003. The reconciliation from GAAP income and earnings per share to the non-GAAP measures of net income and earnings per share have been provided in the form required by FR-65 paragraph II.A.3.b. The Company believes this disclosure is in compliance with FR-65 and results in greater transparency to its shareholders. However, the Company agrees to present the various reconciling items in a table, including the impact on diluted earnings per share, but exclude any totals that result in “net income, excluding above items” or “diluted earnings per share, excluding above items” in future filings with the SEC.
Clipper, page 43
Comment:
5.	The table reconciliation of non-GAAP revenues, operating income (loss), and operating ratio should be similarly revised as that discussed in the above staff comment. Your presentation and discussion of the various items should not result in a non-GAAP measure of revenues and operating income (loss) that excludes certain revenues or costs. Please revise.
Response:
5.	See the above summary of the Company’s understanding of FR-65 and the appropriate reconciliations between non-GAAP measures and the closest GAAP measures. Management of the Company agrees to revise this table reconciliation to exclude totals of revenue and operating income (loss) that exclude certain revenues or costs, in future filings with the SEC.
Financial Statements, page 49
Comment:
6.	You state the amounts you expect to recover from insurance carriers and insurance pool arrangements are “netted against” your estimated liability. We would generally expect the amounts of any claims liabilities to be determined independently from any potential claims (insurance or otherwise) for recovery. When realization of a claim for recovery is deemed probable, we would expect to see a related asset recorded. Please revise to record your liability at gross, or provide your basis in GAAP for your current presentation.

April 4, 2006
Mr. David R. Humphrey
Securities and Exchange Commission
Response:
6.	At December 31, 2005 and December 31, 2004, respectively, the Company netted approximately $4.7 million and $4.4 million of amounts that are probable of being recovered from a number of parties including excess insurance carriers, third party subrogation and state second injury funds for workers’ compensation claims. Because of the immateriality of the amounts involved, these amounts were netted against the associated loss, injury and damage claims reserves. Probable recoveries will be reclassified to assets and presented on a gross basis beginning in the first quarter 2006 Form 10-Q filing with the SEC.
The Company understands that it is responsible for the adequacy and accuracy of the disclosures in its 2005 Form 10-K filing; SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the Arkansas Best Corporation 2005 Form 10-K filing; and it is the Company’s understanding that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The above information is respectfully submitted on behalf of the management of Arkansas Best Corporation. If you have any questions or if you need additional information, please contact me at (479) 785-6281.
Very truly yours,
Judy R. McReynolds
Senior Vice President,
Chief Financial Officer and Treasurer

cc:	Robert A. Davidson, President and CEO Cathy Gates, Ernst & Young